Integra Resources Corp.

TREASURY OFFERING OF COMMON SHARES

September 13, 2021

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada (except Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

A registration statement on Form F-10 (File No. 333-242483) (the "Registration Statement") (including a prospectus and a prospectus supplement) relating to the securities has been filed with the United States Securities and Exchange Commission (the "SEC"). The Common Shares will be offered by way of a prospectus supplement to the Registration Statement.  You may obtain these documents for free by visiting the Company's EDGAR profile on the SEC's website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Copies of the final base shelf prospectus, and any applicable prospectus supplement, are available electronically from the Company's profile at www.sedar.com.

Issuer:	Integra Resources Corp. (the "Company").
Offering:	Treasury offering of 5,900,000 common shares (the "Common Shares") on a "bought deal" basis (the "Offering").
Offering Price:	US$2.55 per Common Share.
Offering Amount:	US$15,045,000.
Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover overallotments, if any.

Use of Proceeds:

The net proceeds of the Offering are expected to be used by the Company to fund ongoing work programs to advance the DeLamar Project, to pursue other exploration and development opportunities, whether through direct or indirect acquisitions of properties, applications for mineral title rights or otherwise, and for working capital and general corporate purposes.

Form of Offering:

Bought deal by way of prospectus supplement to the Company's short form base shelf prospectus dated August 21, 2020, in all provinces and territories of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system.

RAYMOND JAMES LTD.

Scotia Plaza - Suite 5300 • 40 King Street West • Toronto, ON M5H 3Y2 • Tel. 416.777.7000 • Fax. 416.777.7020

Listing:	The existing common shares of the Company are listed on the TSX Venture Exchange under the symbol "ITR" and on the NYSE American under the symbol "ITRG".
Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Sole Bookrunner:	Raymond James Ltd.
Commission:

5.5% cash commission 2.75% cash commission for (i) President's List orders, which will be applicable for up to US$1,500,000 of gross proceeds of the Offering, and (ii) any Common Shares purchased by Coeur Mining, Inc.).

Closing Date:	T+3, expected to be on September 17, 2021, or such other date as the Company and the Underwriters may agree.

RAYMOND JAMES LTD.

Scotia Plaza - Suite 5300 • 40 King Street West • Toronto, ON M5H 3Y2 • Tel. 416.777.7000 • Fax. 416.777.7020